[Munger, Tolles & Olson LLP Letterhead]
March 25, 2011

VIA EDGAR AND FEDERAL EXPRESS	WRITER’S DIRECT LINE (213) 683-9144 (213) 683-5144 FAX Mark.Kim@mto.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Pamela Long
Ms. Chambre Malone
Mr. Kevin Stertzel
Ms. Anne McConnell
Ms. Jennifer Hardy

Re:	Air Lease Corporation
Registration Statement on Form S-1
File No. 333-171734, initially filed on January 14, 2011
Amendment No. 1 filed on February 14, 2011
Amendment No. 2 filed on February 22, 2011
Amendment No. 3 filed on March 7, 2011
Amendment No. 4 filed on March 11, 2011
Amendment No. 5 filed on March 25, 2011
Ladies and Gentlemen:
     On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 21, 2011 relating to the above-referenced registration statement (the “Registration Statement”) filed with the Commission on Form S-1 (File No. 333-171734) on January 14, 2011, amended by exhibits-only filings on February 14,

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 25, 2011

2011 and March 7, 2011, and amended on February 22, 2011 and March 11, 2011 (the Registration Statement as amended on March 11, 2011, “Amendment No. 4”).
     The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing five (5) blacklined copies, complete with exhibits, of Amendment No. 5, marked to show changes from Amendment No. 4 filed on March 11, 2011.
     In this letter, we have recited the comment from the Staff in italicized type and have followed such comment with the Company’s response.
General
1.	We note your response to prior comment three in our letter dated March 7, 2011. Please tell us whether or not to the best of your knowledge, understanding and belief your aircraft are used or will be used on routes to Iran, Syria and/or Sudan by Air Arabia and Etihad Airways.
     RESPONSE TO COMMENT 1
     The Company respectfully refers the Staff to its response to comment three set forth in its letter to the Staff dated March 11, 2011. As stated in that response, the Air Arabia lease requires the lessee (i) to comply with all applicable laws, including all laws applying to the Company, (ii) to ensure that the aircraft is not used for any illegal purpose and (iii) to not cause or permit the aircraft to proceed to, or remain at, any country to which the export and/or use of Airbus aircraft is not permitted under any sanction orders or legislation promulgated by any country having jurisdiction over the Company. The Etihad Airways lease prohibits the use or operation of aircraft in violation of any applicable law, rule or regulation, and further prohibits the lessee from causing or permitting the aircraft to be flown or transported to any airport or jurisdiction if so doing would cause the Company to be in violation of the laws, rules, regulations or decrees of the U.S. or to be in breach of any U.S. sanction. The Company is not aware of any past or current violation of these contractual provisions, including any past or current violation involving the use of the Airbus aircraft subject to these leases on routes to Iran, Syria and/or Sudan.
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     The Company is supplementally providing the Staff, under separate cover, a draft of the opinion of Munger, Tolles & Olson LLP that the Company anticipates filing as Exhibit 5.1 to its next amendment to the Registration Statement.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 25, 2011

     The Company supplementally advises the Staff that it is currently in negotiations to amend the Warehouse Loan Agreement filed as Exhibit 10.1 to the Registration Statement on January 14, 2011. If that amendment (the “Warehouse Loan Agreement Amendment”) is executed prior to the time that the Company files its next amendment to the Registration Statement, the Company anticipates filing the Warehouse Loan Agreement Amendment as an exhibit to such amendment to the Registration Statement and adding additional disclosure to the prospectus contained in such amendment describing certain terms of the Warehouse Loan Agreement Amendment. The Company is supplementally providing the Staff, under separate cover, marked pages from the prospectus contained in Amendment No. 5 that reflect the additional disclosure that the Company anticipates it will add to the prospectus contained in its next amendment to the Registration Statement if the Warehouse Loan Agreement Amendment, as currently contemplated, is executed prior to the filing of such amendment.
     The Company further supplementally advises the Staff that it is currently in negotiations to issue $100–120 million of five-year bonds in a private placement with two qualified institutional buyers. The bonds would bear interest at a fixed rate of approximately 6.00%. If the closing of this bond issuance is completed prior to the time that the Company files its next amendment to the Registration Statement, the Company anticipates disclosing the above terms of this issuance under “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Recent initiatives” (currently on page 55 of Amendment No. 5) and Note 13. Subsequent Events to the financial statements (currently on page F-22 of Amendment No. 5).
     Please do not hesitate to contact Rob Knauss at (213) 683-9137 or me at (213) 683-9144 with any questions or comments regarding this response letter or Amendment No. 5. Thank you for your assistance.

Respectfully submitted,
/s/ Mark H. Kim
Mark H. Kim

Encls.

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer (w/o encls.)
John L. Plueger, President and Chief Operating Officer (w/o encls.)
Grant A. Levy, Executive Vice President, General Counsel and Secretary (w/o encls.)
Robert B. Knauss, Munger, Tolles & Olson LLP (w/o encls.)
Joseph A. Hall, Davis Polk & Wardwell LLP (w/o encls.)